UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Comcast Corporation

(Name of Issuer)

Comcast Corporation Class A Common Stock
par value $0.01 per share

(Title of Class of Securities)

20030N 10 1

(CUSIP Number)

November 18, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No. 20030N 10 1	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Microsoft Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,623,717
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,623,717
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,623,717
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

CUSIP No. 20030N 10 1	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Microsoft Licensing, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,623,717
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,623,717
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,623,717
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

CUSIP No. 20030N 10 1	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Microsoft T-Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,623,717
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,623,717
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,623,717
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

ITEM 1.

(a)	Name of Issuer: Comcast Corporation, a Pennsylvania corporation.

(b)	Address of Issuer’s Principal Executive Offices: 1500 Market Street, Philadelphia, PA 19102.

ITEM 2.

(a)	Name of Person Filing: Microsoft Corporation, a Washington corporation, Microsoft Licensing, Inc., a Nevada corporation and Microsoft T-Holdings, Inc., a Nevada corporation.

(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of Microsoft Corporation is One Microsoft Way, Redmond, Washington 98053. The principal business address of Microsoft Licensing, Inc. and Microsoft T-Holdings, Inc. is 6100 Neil Road, Ste. 100 Reno, Nevada 89511-1132.

(c)	Citizenship: Microsoft Corporation is a Washington corporation. Microsoft Licensing, Inc. and Microsoft T-Holdings, Inc. are Nevada corporations.

(d)	Title of Class of Securities: Class A Common Stock, Par Value $0.01 per share (the “Shares”).

(e)	CUSIP Number: 20030N 10 1

ITEM 3.	If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.
(a)	Amount beneficially owned:

See item 9 on Page 2 See item 9 on Page 3 See item 9 on Page 4

(b)	Percent of class:

See item 11 on Page 2 See item 11 on page 3 See item 11 on page 4

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2 See item 5 on Page 3 See item 5 on Page 4

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2 See item 6 on Page 3 See item 6 on Page 4

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2 See item 7 on Page 3 See item 7 on Page 4

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2 See item 8 on Page 3 See item 8 on Page 4

ITEM 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           See Exhibit 99.2

ITEM 8.	Identification and Classification of Members of the Group.

           Not applicable.

ITEM 9.	Notice of Dissolution of Group.

           Not applicable.

ITEM 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2002

MICROSOFT CORPORATION
By:	/s/ John G. Connors

	Name: Title:	John G. Connors Chief Financial Officer

MICROSOFT LICENSING, INC.
By:	/s/ Lloyd Brenner

	Name: Title:	Lloyd Brenner Assistant Treasurer

MICROSOFT T-HOLDINGS, INC.
By:	/s/ Lloyd Brenner

	Name: Title:	Lloyd Brenner Vice President

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Statement, dated November 25, 2002, between Microsoft Corporation, Microsoft Licensing, Inc. and Microsoft T-Holdings, Inc.

99.2	Item 7 Information

EXHIBIT 99.1

JOINT FILING STATEMENT

        In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agrees to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Comcast Corporation and further agrees to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

        This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

        IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of November 25, 2002.

MICROSOFT CORPORATION
By:	/s/ John G. Connors

	Name: Title:	John G. Connors Chief Financial Officer

MICROSOFT LICENSING, INC.
By:	/s/ Lloyd Brenner

	Name: Title:	Lloyd Brenner Assistant Treasurer

MICROSOFT T-HOLDINGS, INC.
By:	/s/ Lloyd Brenner

	Name: Title:	Lloyd Brenner Vice President

EXHIBIT 99.2

ITEM 7 INFORMATION

        The shares of Comcast Class A Common Stock beneficially owned by Microsoft Corporation are held directly by Microsoft T-Holdings, Inc., which is a wholly-owned subsidiary of Microsoft Licensing, Inc. and an indirect subsidiary of Microsoft Corporation.